

MIRAE ASSET SECURITIES (USA) INC.

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirae Asset Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 7th Avenue, 37th

(No. and Street)

10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Hanuka. CPA   (646) 968-2060

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jae Hong You (Hae H. Ryu)</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Mirae Asset Securities (USA) Inc.</u> , as of <u>December 31</u> , 20<u>20</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Executive Officer and President

Title

Notary Public

2/2/2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 22



Report of Independent Registered Public Accounting Firm

Board of Directors
Mirae Asset Securities (USA) Inc.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2019.

New York, New York
March 1, 2021

Mirae Asset Securities (USA) Inc.

Statement of Financial Condition

December 31, 2020

(in $000s, except share and per share amounts)

Assets

Cash	$	48,959
Cash segregated in compliance with federal and other regulations		42,145
Receivables from affiliates		145
Receivables from brokers or dealers and clearing organizations		254,933
Receivables from customers		35,768
Receivables from counterparties		20,512
Receivables from correspondents		27,202
Securities borrowed (including accrued interest)		4,272,650
Securities received as collateral, at fair value		1,335,881
Securities purchased under agreement to resell, net (including accrued interest)		35,193,075
Securities owned, at fair value (including accrued interest)		10,000
Right of Use Asset		6,416
Prepaid expenses		477
Other assets		5,363
Furniture, equipment and leasehold improvements, net		950
Deferred tax asset, net		2,376
Total assets	$	41,256,852

Liabilities

Accrued and other liabilities	$	20,692
Lease liability		7,255
Taxes payable		273
Payables to customers		32,084
Payables to counterparties		160,960
Payables to correspondents		17,463
Securities loaned (including accrued interest)		3,647,498
Obligation to return securities received as collateral, at fair value		1,335,881
Securities sold under agreement to repurchase, net (including accrued interest)		35,661,376
Payables to brokers or dealers and clearing organizations		114,804
Total liabilities		40,998,286

Stockholder's Equity

Common stock, $0.01 par value; authorized 100,000 shares; issued and outstanding 52,000 shares		1
Additional paid-in capital		261,999
Accumulated deficit		(3,434)
Total stockholder's equity		258,566
Total liabilities and stockholder's equity	$	41,256,852

See accompanying notes to the financial statements.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition
December 31, 2020
(in $000s, except share and per share amounts)

(1) Description of Business

Mirae Asset Securities (USA) Inc. (the "Company", F/K/A "Daewoo Securities (America) Inc.") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company is a wholly owned subsidiary of Mirae Asset Securities Holdings (USA) Inc. (the "Holdings") a US corporation whose Parent company is Mirae Asset Daewoo Co., Ltd. (the "Parent"). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"), New York Stock Exchange ("NYSE"), Securities Investor Protection Corporation ("SIPC"), Depository Trust Clearing Corporation ("DTCC"), National Securities Clearing Corporation ("NSCC"), Fixed Income Clearing Corporation ("FICC"), Mortgage Backed Securities Clearing Corporation ("MBSCC"), National Futures Association ("NFA"), and Options Clearing Corporation ("OCC").

In January 2017, the Company was approved by FINRA to expand the scope of business to securities lending and borrowing (including Securities purchased under agreement to resell, and Securities sold under agreement to repurchase transactions), prime brokerage, and correspondent clearing services. The Company is also approved for agency execution and research services. The Company also trades for its own account in U.S. government securities, exchange listed equities, exchange listed options, and futures. In addition to clearing trades on receive versus payment/deliver versus payment ("RVP/DVP") basis, the Company acts as a custodian and carries customer assets.

In addition, the Company provides brokerage services in Korean securities through The Parent pursuant to the cooperation agreement and pursuant to a SEA Rule 15a-6(a)(3) arrangement. The Company acts as an intermediary between its Parent and its U.S. institutional investors.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

(b) Use of estimates
Management makes estimates and assumptions that affect the reported amounts in the financial statements and accompanying footnotes. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates and differences may be material.

(c) Cash
The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. The Company has cash deposits with financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250 per institution. At December 31, 2020, there were no investments classified as cash equivalents.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

(d) Cash segregated in compliance with federal and other regulations

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of such amounts presented in the statement of cash flows.

Restricted cash includes cash and securities segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under both Securities Exchange Act and Rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers and broker-dealers.

Cash	$48,959
Cash segregated in compliance with federal and other regulations	42,145
Total cash shown in the statement of cash flows	$91,104

(e) Receivables from/Payables to brokers or dealers and clearing organizations

Receivables from/Payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities in the U.S. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the statement of financial condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. The Company's exposure is limited to the unsettled amounts owed to the company. The Company continually reviews the credit quality of its counterparties.

(f) Receivable from customers/Payable to customers

Receivable from customers and Payable to customers include balances arising from customer cash and margin transactions. Securities owned by customers are held as collateral for receivables. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to understand investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

(g) Receivable from counterparties/Payable to counterparties

Receivable from counterparties and Payable to counterparties primarily include balances arising from fails to deliver or fails to receive in connection with financing and securities transactions.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

(h) *Securities borrowed, Securities loaned, Securities Received as Collateral, and Obligation to Return Securities Received as Collateral*

Securities borrowed and Securities loaned result from transactions with other financial institutions ("counterparties") and are accounted for as secured financing, recorded at the amount of cash collateral advanced or received, respectively. At December 31, 2020, the Company had accepted collateral that is permitted by contract to sell or repledge, mostly including exchange listed equities, U.S. treasury securities, and U.S. corporate bonds. Such collateral consists primarily of securities received from broker-dealers and other financial institutions in connection with securities borrowed and securities loaned transactions. Securities received as collateral and Obligation to return securities received as collateral are recorded at the fair value of the underlying securities collateral which at December 31, 2020 were exchange listed equity securities. The market value of the underlying collateral is valued daily, and additional collateral is obtained or refunded as appropriate.

Lending agreements are collateralized by securities with market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for lending agreements. The Company has established policies and procedures for mitigating credit risk on lending agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with lending agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

In accordance with Accounting Standard Codification ("ASC") 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral.

(i) *Securities purchased under agreements to resell and Securities sold under agreements to repurchase*

Securities purchased under agreements to resell ("resale agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are accounted for as secured financing. Resale agreements and repurchase agreements generally are collateralized by U.S. government and agency obligations or U.S. corporate bonds which are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is generally valued or monitored daily and additional collateral is obtained or refunded as appropriate. Resale agreements are collateralized by securities with a market value in excess of the obligation under the contract which may result in unsecured credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligation in a timely matter.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for resale agreements. The Company has established policies and procedures for mitigating credit risk on resale agreements transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with resale agreements activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, in the majority of cases contractual amounts approximate fair value. The Company offsets resale agreements and repurchase agreements when the criteria under ASC 210-20-45-10 are met.

(j) Securities owned and Securities sold, not yet purchased
Securities owned and Securities sold, not yet purchased consist of obligations of U.S. treasury securities, corporate debt securities, exchanged listed equities and exchange listed equity options stated at fair value. Purchases and sales of proprietary securities typically settle on a regular way basis and are recorded on a trade-date basis.

(k) Income taxes
Income taxes are accounted for under ASC 740, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

In 2020, the Company recorded a deferred tax asset and the valuation allowance has been eliminated.

ASC 740, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. The Company records interest and penalties related to uncertain tax positions in other expense, a component of total expenses.

The Company is taxed as a corporation for U.S. federal, state and local income tax purposes. New York State, New York City, and California are principally where the Company is subject to state and local income taxes.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

(l) Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related lease.

(m) Deferred rent
Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is $839 at December 31, 2020 and included as a contra to Right of Use Asset in the accompanying statement of financial condition.

(n) Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable period-end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the date of the transactions. Foreign currency remeasurement gains and losses are reflected on a net basis in Other income on the statement of operations.

(o) Fair value measurements and disclosures
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

• Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

• Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

• Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2) **Summary of Significant Accounting Policies (continued)**

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used.

When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Exchange-Listed Equity and Exchange-Listed Equity Option Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

(p) Commissions
Commission income is generated from the prime brokerage, agency execution, and SEA Rule 15a-6(a)(3) arrangement businesses. Revenue from contracts with customers includes commission income, the recognition and measurement of revenue is based on the assessment of individual contract terms. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(q) *Interest, net of expense*

Interest income/expense is generated from the Securities borrowing/lending, and Securities purchased/sold under agreements to resell/repurchase. The Company accrues interest income and interest expense on a net basis as earned/incurred. Interest receivable/payable are reflected gross on the Statement of Financial Condition.

(r) *Principal Transactions, net*

As per ASC 940, the profit or loss for the buying and selling securities for the Company's own trading account is measured by the difference between acquisition cost and the fair value, which is recorded on a trade date basis. Trading gains and losses, which comprise both realized and unrealized gains and losses, are presented as one balance, net under Principal transactions on the statement of operations.

(s) *Lease recognition*

The Company accounts for its leases under *ASC 842 Leases*. A lessee is required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company has elected to account for leases with a term of 12 months or less to be accounted for similar to existing guidance for operating leases today.

The Company's office lease related asset and liability under an operating agreement results from its New York main office which expires in February of 2027. The Company's leases do not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. The Company does not act as a lessor or have any leases classified as financing leases.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

The Company provided a security deposit of $1,195 to the landlord of our current New York occupied space at 810 7th Ave. The following summarizes quantitative information about the Company's operating lease:

	Twelve Month's Ended December 31, 2020
Operating lease cost	$ 1,129
Operating cash flows from operating lease	$ 1,195
Remaining lease term - operating lease	6 years
Discount Rate	2.40%

Maturity of the Company's operating lease, excluding short-term leases, is as follows: (amounts in thousands)

	Amount
2021 $	1,195
2022	1,267
2023	1,282
2024	1,282
2025	1,282
Thereafter	1,495
	7,803
Imputed Interest	548
Total Lease Liability $	7,255

(t) Credit
In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which adds a new Topic 326 to the Codification and removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, resale agreements and securities borrowed. Under current U.S. GAAP, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance removes all recognition thresholds and requires companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument's contractual life. The guidance in ASU 2016-13 is effective for "public business entities," as defined, that are SEC filers for fiscal years and for interim periods with those fiscal years beginning after December 15, 2020.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2)   Summary of Significant Accounting Policies (continued)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Financial assets measured at amortized cost basis that are eligible for the collateral maintenance practical expedient. Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient for resale agreements, securities borrowed, and securities received as collateral and other financial assets, when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company establishes an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(2) Summary of Significant Accounting Policies (continued)

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The adoption of this ASU as of January 1, 2020 had no material impact on the Company's financial statements.

(3) Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, or $1,500 as defined, inclusive of additional net capital required per 15c3-1(a)(9).

At December 31, 2020, the Company had a minimum net capital requirement of $1,500 whereas it had net capital of $241,047, which exceeded the minimum net capital requirement by $239,547.

The Company is also subject to the SEC's Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2020, the Company maintained $31,979 in cash segregated for the exclusive benefit of customers and $10,166 in cash segregated for the exclusive benefit of proprietary accounts of broker dealers as stated on the statement of financial condition.

(4) Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(4) Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2020, excluding accrued interest:

	Level 1	Level 2	Level 3	Total assets measured at fair value
Assets				
Government debt securities	$ 10,000	$ -	$ -	$ 10,000
Securities received as collateral	1,335,881	-	-	1,335,881
	$ 1,345,881	$ -	$ -	$ 1,345,881

	Level 1	Level 2	Level 3	Total liabilities measured at fair value
Liabilities				
Obligation to return securities received as collateral	$ 1,335,881	$ -	$ -	$ 1,335,881
	$ 1,335,881	$ -	$ -	$ 1,335,881

There were no transfers within the fair value hierarchy for the year ended December 31, 2020. There were no securities held by the Company which were categorized in Level 3 at December 31, 2020.

Cash, Cash segregated in compliance with federal regulations, Receivables from affiliates, Receivables from brokers, dealers, and clearing organizations, Receivables from customers, Receivables from counterparties, Securities borrowed, Securities purchased under agreement to resell, Other assets, Accrued and other liabilities, Payables to customers, Payables to counterparties, Securities loaned, Securities sold under agreement to repurchase, and Payables to brokers, dealers and clearing organizations are all recorded at the contractual amounts, which approximates fair value. These financial instruments are generally short term in nature and bears interest rates that approximate market rates.

For the year ended December 31, 2020, net gains and losses related to the Company's proprietary trading securities, U.S. treasury securities, and corporate bonds, are included in Principal transactions, net on the statement of operations.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(5) Variable Interest Entities

As of December 31, 2020, the Company had an equity investment with a related party, Mirae Asset Multifamily Properties I LP ("MAMP"). The nature of MAMP's asset is an investment in real estate. It has been determined that MAMP is a variable interested entity ("VIE") and the Company has determined that it is not the primary beneficiary of MAMP. Therefore, MAMP is not consolidated into the Company's financial statements. The Company's determination whether it is the primary beneficiary is based upon facts and circumstances for the VIE and requires judgment. In determining the significance of the Company's variable interest, the Company considered the terms, characteristics and size of the variable interests, its involvement in the VIE, the VIE's purpose and design, and market-making activities related to the variable interest.

MAMP reported total assets as of December 31, 2020 was $35,611 and its total liabilities were $111. The Company accounts for its equity interest under the equity method and as of December 31, 2020, the carrying amount is $3,484, which is included in Other Assets. The Company has no commitment for funding MAMP and its maximum exposure is limited to its investment.

(6) Collateralized Agreements

At December 31, 2020, the resale agreements and repurchase agreements are collateralized by U.S. treasury, U.S. agency, and U.S. corporate securities. The majority of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. At December 31, 2020, included in Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net on the statement of financial condition are accrued interest of $7,630 and $2,446, respectively.

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Reflected in Securities borrowed, and Securities loaned on the statement of financial condition are interest receivable and interest payable of $6,239 and $4,733, respectively.

As of December 31, 2020, there were $1,335,881 of securities lending transactions in which the Company acted as a lender, which are reflected on the statement of financial condition as Securities received as collateral, at fair value and Obligation to return securities received as collateral, at fair value.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(6) Collateralized Agreements (continued)

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2020, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of approximately $4,204,795 on such terms. At December 31, 2020, approximately $3,554,613 have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities.

U.S. government securities of $303,000 were pledged to the FICC to meet clearing deposit requirements. Securities of $4,094 were pledged to the OCC to partially meet firm clearing deposit requirements, which was met with government securities.

As of December 31, 2020, the Company had commitments to enter into Securities purchase under agreement to resell and Securities sale under agreement to repurchase of approximately $5,538,110 and $18,864,363 respectively.

The following table presents gross obligations for repurchase agreements and securities loaned transactions accounted for as secured borrowings, by remaining contractual maturity and class of collateral pledged at December 31, 2020. Amounts are shown on a gross basis, prior to netting as shown on the Company's statement of financial condition.

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings

Repurchase agreement transactions	Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
U.S. Treasury and agency securities	$ 988,158	$ 50,606,612	$ 3,451,251	$ 525,000	$ 55,571,021
Securities lending transactions					
Equities and Bonds	3,642,765	-	-	-	3,642,765
Total borrowings	$ 4,630,923	$ 50,606,612	$ 3,451,251	$ 525,000	$ 59,213,786
Gross amount of recognized liabilities for repurchase agreements and securities lending in footnote 7					$ 59,213,786
Amounts related to agreements not included in offsetting disclosure in footnote 7					-

The Company has six operating credit facilities in place ranging from $50 million to $200 million across four banks. The facilities vary in nature including committed and uncommitted, as well as intraday, overnight or through the end of the facility term for loan drawdowns. In addition, the firm has $3 billion in contingency funding from two financial institutions that are earmarked for Capped Contingency Liquidity Facility ("CCLF"). The CCLF aims to support the resale/repurchase marketplace in the event that a systemically important firm goes into default.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(6) Collateralized Agreements (continued)

As of December 31, 2020, there were no outstanding balances on these credit facilities. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at December 31, 2020. Unused fees on the committed lines range from 0.25% to 0.50% per annum, with origination fees ranging from 0% to 0.10%. Drawdown interest rates across committed and uncommitted lines for varying loan drawdown durations range from 0.12% to prime rate plus 3.00%.

(7) Offsetting of Financial Assets and Liabilities

Below is a summary table of financial assets and liabilities, by product, including the amounts reflected in the statement of financial condition, subject to netting arrangements. All securities borrowed and loaned transactions, as well as resale agreements and repurchase agreements, are subject to an enforceable master netting agreement that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty.

Offsetting of Financial Assets

As of December 31, 2020	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
				Gross Amounts Not Offset in the Statement of Financial Condition (1)		
Types of Financial Assets	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Liabilities (2)	Financial Collateral Received (including Cash) (3)	Net Amount
Securities Purchased under Agreement to Resell, net (4)	$ 55,097,613	$ 19,912,168	$ 35,185,445	$ 613,048	$ 34,572,397	$ 0
Securities Borrowed (5)	4,266,398	-	4,266,398	439,899	3,826,499	-
Total	$ 59,364,011	$ 19,912,168	$ 39,451,843	$ 1,052,947	$ 38,398,896	$ 0

Offsetting of Financial Liabilities

As of December 31, 2020	(i)	(ii)	(iii)=(i)-(ii)	(iv)		(v)= (iii) - (iv)
				Gross Amounts Not Offset in the Statement of Financial Condition (1)		
Types of Financial Liabilities	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Assets (2)	Financial Collateral Pledged (including Cash) (3)	Net Amount
Securities sold under agreement to Repurchase, net (4)	$ 55,571,021	$ 19,912,168	$ 35,658,853	$ 737,805	$ 34,921,048	$ 0
Securities Loaned (5)	3,642,765	-	3,642,765	439,899	3,202,866	-
Total	$ 59,213,786	$ 19,912,168	$ 39,301,618	$ 1,177,704	$ 38,123,914	$ 0

(1) For some counterparties, the sum of the financial assets/liabilities and collateral not netted on the statement of financial condition may exceed the net asset or net liability balance. Where this is the case, the total amounts reported in these two columns are limited to the net balance in column (iii).

(2) Reflects the netting adjustment impact (liability positions offsetting asset positions or vice versa) for those positions where an enforceable master netting arrangement or similar agreement exists, at the carrying value.

(3) Reflects the market value of securities collateral and cash collateral for those positions where an enforceable master netting agreement or similar agreement exists.

(4) Securities purchased under agreement to resell, net and Securities sold under agreement to repurchase, net, exclude accrued interest in the table above.

(5) Securities borrowed and Securities loaned exclude interest receivable and interest payable, respectively, in the table above.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(8) Receivables from/Payables to Brokers or Dealers and Clearing Organizations

At December 31, 2020, amounts Receivable from and Payable to brokers, dealers, and clearing organizations consisted of the following:

Securities failed to deliver	$ 151,163
Deposits and margin with clearing organizations	103,605
Receivables from brokers and dealers	166
Total Receivables from broker or dealers and clearing organizations $	**254,933**

Securities failed to receive	$ 111,992
Payable to clearing organizations	2,787
Payable to brokers and dealers	25
Total Payable to brokers or dealers and clearing organizations $	**114,804**

Securities failed to deliver, and Securities failed to receive represent the contractual value of securities that have not been delivered or received on or after settlement date. All unsettled securities transactions existing at December 31, 2020 were settled without a material effect on the Company's financial statements. Cash deposits and cash margin with clearing organizations includes approximately $6.9 million with the FICC, $63.4 million with the NSCC, $0.7 million with the DTC, and $1.8 million with the OCC.

(9) Receivable from/ Payable to Customers, Receivable from/Payable to Counterparties, and Correspondents

Amounts receivable from and payable to customers include the contractual value of customer securities that have not been delivered or received on or after settlement date. In addition, accounts receivable from and payable to customers include amounts due on cash and cash margin transactions. Securities owned by customers are held as collateral for receivables. Receivable from customers include accrued commissions for prime brokerage transactions not yet billed.

	Customers Receivable	Payable		Correspondents Receivable	Payable
Market value of customer accounts	$ 20,181	$ 22,572			
Securities failed-to-deliver / receive	15,053	9,507	Market value of correspondent accounts	$ 27,202	$ -
Commission	289		Deposit	-	3,420
Interest	245	5	Commission	-	14,043
Totals	$ 35,768	$ 32,084	Totals	$ 27,202	$ 17,463

	Counterparties Receivable	Payable
Securities failed-to-deliver / receive	$ 20,512	$ 160,960
Totals	$ 20,512	$ 160,960

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(10) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2020 are summarized as follows:

Leasehold improvements	$	839
Furniture and fixtures		225
Computers and equipment		1,348
		2,412
Less: Accumulated depreciation		(1,461)
Total Furniture, equipment, and leasehold improvements, net	$	950

(11) Income Taxes

Holdings was incorporated in March 2018 and the Company became a subsidiary of the Holdings in March 2018. Beginning with the tax year 2019, the Company elected to file a consolidated tax return with the Holdings. For State purposes, starting tax year 2018, the Company, has filed combined returns with Holdings for States. As of December 31, 2020, the Company recorded a net deferred tax asset of $2.3 million, a decrease of $5 million from the year ended December 31, 2019, before valuation allowance, which consists primarily of net operating loss carryforwards, and deferred rent. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the historic profitability of the company over the prior three years and projections for the future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

At December 31, 2020, the Company has net operating loss carryforwards available for federal income tax purposes of approximately $5 million which expire in various years through December 31, 2037 and $0.5 million which have an unlimited carryforward period. A portion of these NOLs are subject to limitation as a result of a change in ownership pursuant to Section 382 of the Internal Revenue Code. The Company has provided for the applicable limitations in determining the current and future utilizable amount of the NOLs.

FASB ASC 740, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(11) Income Taxes (continued)

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no income tax audits for any periods in progress. The Company is open for examination for 2017 through present. New York State and New York City are principally where the Company is subject to state and local income taxes.

The principal components of deferred taxes are as follows (in thousands):

Deferred tax assets:		
Net operating loss carryover	$	1,287
Operating lease liabilities		1,777
Compensation and benefits		743
Other		302
		4,109
Deferred tax liabilities:		
Operating lease right-of-use asset		(1,570)
Other		(163)
		(1,733)
Net deferred tax asset	$	2,376

(12) Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company based on a mutually agreed commission split ratio, generally paying 40% to the Parent. Related commissions receivable from the Parent amounted to $34 as of December 31, 2020, reflected in Receivables from affiliates on the accompanying statement of financial condition. The Company provides foreign research, which is supported by the Parent. The Company shares research service income with the Parent to the extent that the Parent provides support to the Company and such revenue share was based on the level of resources involved between the Company and its Parent. Related party payable to the Horizons ETFs Management (Canada) Inc. amounted to $80 as of December 31, 2020, reflected in Accrued and other liabilities. The nature of the payable comes from securities lending transactions. In addition, the Company services Mirae Asset Global Investment (USA) LLC ("MAGI") as a prime brokerage customer. Included in the receivable to customer is $1,145 receivable from to "MAGI". Included in the payable to customer is $10,516 payable to Mirae Asset HK. The Company provides agency execution services to the following affiliated entities and earned commission for the year ended December 31, 2020 as follows:

Included in the figures above, the Company executes customers' orders for U.S. securities transactions received from the Parent. The Company also has a receivable from the Parent of $5,302 resulting from a RVP/DVP fail in the agency execution business.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(13) Commitments and Contingencies

ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts rand indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may occasionally indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

In 2019, the Company, along with two other similarly situated creditors, filed a "Chapter 7 Involuntary Bankruptcy Petition" (the "Petition") against a bilateral counterparty claiming the counterparty defaulted on certain of its financing obligations, including but not limited to a Master Repurchase Agreement signed between the Company and the counterparty on March 27, 2017. In the Petition, the Company (and the other creditors) enumerated certain remedies at their disposal against the counterparty. Damages have not been determined at this time and the Company continues to evaluate its legal options. The Company holds a receivable from the counterparty that is secured by collateral and is reflected on the statement of financial condition and recorded at the fair market value as of December 31, 2020. The amount of this asset is $59,842 and included under Securities purchased under agreements to resell and are Level II securities.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(14) Off-Balance Sheet and Credit Risk

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis. See footnote 5 for further off-balance sheet disclosures.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

The Company is engaged in various trading and brokerage activities, including securities borrowing and lending in which counterparties primarily include large broker-dealers and other financial institutions. The Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the entity's maximum amount of loss due to credit risk. Master netting arrangements have been entered as part of our resale and repurchase agreements, and securities borrow and lending agreements.

The Company monitors the market value of collateral for securities borrowed and loaned as well as resale and repurchase agreements on a daily basis; obtaining or refunding additional collateral as necessary to ensure such transactions are adequately collateralized.

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit worthiness of each of its active counterparties.

If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position.

Mirae Asset Securities (USA) Inc.
Notes to Statement of Financial Condition (continued)
December 31, 2020
(in $000s, except share and per share amounts)

(14) Off-Balance Sheet and Credit Risk (continued)

At December 31, 2020, the Company's credit exposure associated with its resale and repurchase agreements activities was spread amongst over approximately 126 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $26 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

At December 31, 2020, the Company's credit exposure associated with its securities borrowed/loaned activities was spread amongst 149 counterparties and the amount of loss to be incurred if all the counterparties failed to perform to the terms of their contracts would not exceed approximately $216 which represents the net exposure of collateral advanced/received vs. market value of securities received/advanced.

In addition, at December 31, 2020, approximately 19% of the Company's cash balance is held by BMO Harris Bank, N.A., and 77% is held by the Bank of New York.

(15) Risk and Uncertainties

On March 11, 2020, the World Health Organization declared the novel coronavirus ("COVID-19") outbreak a pandemic. During March 2020, the pandemic and initial actions taken in response wreaked havoc on the global economy and all financial markets. The Company has experienced strong market volumes and increased client activity across its capital markets business with considerably improved performance.

While uncertainty lingers concerning the COVID-19 outbreak, including its duration and severity and actions taken by authorities, could disrupt the U.S and international economies and financial markets and therefore could have an unknown effect on the Company's operations, financial condition, and results of operations. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

(16) Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued and determined that there were no other material matters which required accounting for or disclosure in the financial statements.